EXHIBIT 10.3

CONFIDENTIAL

EMPLOYMENT AGREEMENT

This Employment Agreement (the "Agreement") among **UNITED RENTALS, INC.**, **UNITED RENTALS (NORTH AMERICA), INC.,** both Delaware corporations, each having a principal place of business at 100 First Stamford Place – Suite 700, Stamford, CT 06902 (United Rentals, Inc. and its subsidiaries and other affiliates are referred to collectively as "URI" or the "Company") and _____ ("Employee" or "you") is hereby entered into as of [•], 2021. [Contingent upon the Closing of the Merger (each, as defined below), this Agreement will replace the existing employment arrangement between Employee and [49er], dated as of [•] (the "Existing Employment Agreement").]

Recitals:

[United Rentals (North America), Inc.] ("Parent"), [49er], and [Merger Sub] ("Merger Sub"), a Delaware corporation and wholly owned subsidiary of Parent, have entered into that certain Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), which provides for the merger of Merger Sub with and into [49er] (the "Merger"), with [49er] surviving the Merger, in a cash tender offer to acquire any and all of the outstanding Shares of [49er] in cash, as more fully described in, and pursuant to the terms of, the Merger Agreement. Employee understands and agrees that Employee's post-employment obligations under this Agreement may be enforced by URI and/or [49er]. Capitalized terms that are used but not defined herein have the meaning set forth in the Merger Agreement.

Employee is a Key Employee[, owns certain Shares and acknowledges and agrees that, by virtue of the Merger, Employee will receive direct and substantial economic benefit in exchange for the sale, conveyance, transfer, assignment and delivery of all of Employee's direct ownership interests in [49er], including the "single-trigger" treatment of Employee's Company Equity Awards as further described in the letter agreement dated [•], 2021]. Further, in order to induce URI to enter into the Merger Agreement and to induce URI to consummate the Merger, Employee has agreed to enter into this Agreement.

URI engages in the business of renting and selling equipment and merchandise to the commercial and general public, including construction equipment, earthmoving equipment, aerial work platforms, traffic safety equipment, trench safety equipment, pumps, tanks, filtration, power and HVAC equipment, industrial equipment, sanitation equipment, landscaping equipment, home repair equipment, maintenance equipment, contractor supplies, general tools, light equipment and specialty equipment, as well as the buying of companies that engage in such activities, along with the training and computer systems designed, developed and utilized with respect to support any of the foregoing. URI may in the future also engage in other businesses, including, for the avoidance of doubt, the businesses of [49er] following the Closing.

Employee is or will be employed by the Company in a confidential relationship where Employee, in the course of his or her employment with the Company, and in exchange for Employee's confidentiality obligations, has become and/or will become familiar with and aware of confidential information which was established and maintained at great expense to the Company; this information is Confidential Information and/or a Trade Secret (as defined below) and constitutes valuable goodwill of the Company. The protection of these Trade Secrets and Confidential Information is of critical importance to the Company.

The Company will sustain irreparable harm if Employee should violate the provisions of this Agreement. Monetary damages for such losses would be extremely difficult to calculate and would be inadequate to fully compensate the Company.

NOW, THEREFORE, in consideration for URI to enter into the Merger Agreement and to consummate the Merger contemplated thereby, the "single-trigger" treatment of Company's Equity Awards, and without limitation of the Company's employment of Employee on an at-will basis[, and the Company's agreement to Section 3.1,] as well as the entrustment of customer relationships/goodwill, and the provision of access to the Company's Trade Secrets and Confidential Information (both as defined below), the Employee acknowledges that sufficient consideration is being granted in exchange for the terms and provisions contained herein, including, but not limited to, the non-compete provisions contained in Section 3 hereof and the assignment provision contained in Section 10(c) hereof. For the mutual promises, terms, covenants and conditions set forth herein and the performance of each, it is hereby agreed as follows:

1. <u>Employment At Will; Full Time, Etc.</u>

(a) Employee is employed on at-will basis. Employee's employment may be terminated by the Company or by the Employee, at any time, for any reason or no reason, without notice or cause.

(b) During Employee's employment, Employee shall devote his or her full time and attention and use his or her best efforts to promote and further the business and services of the Company and shall not be engaged in any other business activity pursued for gain, profit or other pecuniary advantage without the prior written consent of the Company. Employee shall faithfully adhere to, execute and fulfill all policies established by the Company.

(c) All funds received by Employee on behalf of the Company, if any, shall be held in trust for the Company and shall be delivered to the Company as soon as practicable. Although the Company will reimburse Employee for appropriate and properly-documented expenses that are incurred by Employee on behalf of the Company in accordance with Company policies in effect from time to time, Employee shall not seek reimbursement for, or utilize a Company credit card or funds for, personal or inappropriate expenses at any time.

(d) Employee agrees and acknowledges that if Employee is eligible to receive commissions, bonuses or other incentive pay (referred to collectively as "Incentive Compensation"), such Incentive Compensation, if any, shall be calculated in accordance with the applicable Company policies, procedures and/or plans that are in effect at that time. Employee understands and agrees that it is his or her responsibility to review such policies, procedures and/or plans as needed to ensure his or her comprehension. Employee agrees to raise any questions he or she has about such policies, procedures and/or plans with his or her supervisor or the Human Resources department. Employee further agrees and acknowledges that all applicable Company policies, procedures and/or plans may be revoked or amended at the Company's sole discretion and at any time without advance notice to Employee.

2. <u>Trade Secrets; Confidentiality and Company Property</u>. During and at all times after Employee's employment with the Company:

(a) Employee will not communicate or disclose to any person or entity, without the Company's prior written consent, any Trade Secrets or other Confidential Information (as defined below), whether prepared by Employee or others;

(b) Employee will not, except in the furtherance of the business of the Company, use any Trade Secrets or other Confidential Information in order to solicit, call upon or do business with any person or entity;

(c) Employee will not directly or indirectly use any Trade Secrets or other Confidential Information other than as directed by the Company in writing;

(d) Employee will not, except in the furtherance of the business of the Company, copy, delete, remove and/or retain any Trade Secrets or other Confidential Information, whether in electronic, paper, or other form, from the premises of the Company, or from Company servers, computers, cellular/mobile phones, smartphones, tablets, or other devices, without the prior written consent of the Company;

(e) All products, correspondence, reports, records, charts, customer contact information, advertising materials, designs, plans, manuals, field guides, memoranda, lists and other property compiled or produced by Employee or delivered or made available to Employee by or on behalf of the Company or by its customers (including, but not limited to, customers solicited by the Employee), whether or not Confidential Information, shall be and remain the property of the Company, shall be subject at all times to its direction and control, and shall be returned immediately whenever demanded/requested by the Company;

(f) Upon termination of employment for any reason whatsoever, or upon request at any time, Employee shall, immediately and in no event more than three (3) business days thereafter: (i) turn over to the Company, and not maintain any copy of, all Company property, data, and information, including, but not limited to, any customer names, contact information, or other customer data stored in any Company or personal cellular/mobile phone, smartphone, tablet, personal computers or other electronic device(s) (collectively, "Devices"), as well as backups of any Device stored on any other Device or in any location ("Backups"); (ii) provide to the Company, in writing, all user names, IDs, passwords, pin codes, and encryption or other access/authorization keys/data utilized by Employee with respect to any Company Devices, computers, hardware or services; (iii) comply with all exit interview and/or termination processes utilized by the Company; (iv) promptly deliver to the Company all originals and copies (whether in note, memo or other document form or on/in the Device(s), Backups, USB drive(s), hard drive(s), video, audio, computer tapes, discs, electronic media, cloud-based accounts, other formats now known or hereinafter devised, or otherwise) of all Trade Secrets or other Confidential Information, and all property identified in Section 2(e) above, that is in Employee's possession, custody or control, whether prepared by Employee or others, including, but not limited to, the information described above in this Section 2(f); (v) tender to the Company all Company property, including but not limited to any Device(s), Backups, USB drive(s), hard drive(s), video, audio, computer tapes, discs, electronic media, cloud-based accounts, or other electronic devices or formats now known or hereinafter devised, on which Employee stored any Confidential Information or Trade Secrets; and (vi) arrange with the Company a safe, secure, and complete removal/deletion of any and all remaining electronic copies of any such data or information, including, but not limited to, the information described above in this Section 2(f);

(g)   "Trade Secrets" shall mean all information not generally known about the business of the Company, which is subject to reasonable efforts to maintain its secrecy or confidentiality, and from which the Company derives economic value from the fact that the information is not generally known to others who may obtain economic value from its disclosure or use, regardless of whether such information is specifically designated as a trade secret, and regardless of whether such information may be protected as a trade secret under any applicable law. Employee acknowledges that the Company's Trade Secrets are owned by the Company in Connecticut, and that Employee will access, utilize, and/or obtain such Trade Secrets.

(h)   "Confidential Information" includes, but is not limited to:

(i)   business, strategic and marketing plans and forecasts, and the past results of such plans and forecasts;

(ii)   business, pricing and management methods, as well as the accumulation, compilation and organization of such information;

(iii)   operations manuals and best practices memoranda;

(iv)   finances, strategies, systems, research, surveys, plans, reports, recommendations and conclusions;

(v)   arrangements with, preferences, pricing history, transaction history, identity of internal contacts or other proprietary business information relating to, the Company's customers, equipment suppliers, manufacturers, financiers, owners or operators, representatives and other persons who have business relationships with the Company or who are prospects for business relationships with the Company;

(vi)   technical information, work product and know-how;

(vii)   cost, operating, and other management information systems, and other software and programming developed, maintained and/or utilized by the Company;

(viii)   the name of any company or business, any part of which is or at any time was a candidate for potential acquisition by the Company, together with all analyses and other information which the Company has generated, compiled or otherwise obtained with respect to such candidate, business or potential acquisition, or with respect to the potential effect of such acquisition on the Company's business, assets, financial results or prospects; and

(ix)   the Company's Trade Secrets (note that some of the information listed above may also be a Trade Secret).

Employee understands that the Company's Confidential Information includes not only the individual categories of information identified in this Section 2, but also the compilation and/or aggregation of the Company's information, which is and has been compiled/aggregated via significant effort and expense and which has value to the Company and to the Company's employees as used in furtherance of the Company's business.

(i)   IMPORTANT NOTICE TO ALL EMPLOYEES UNDER 18 U.S.C. SECTION 1833(B): Although the Company is committed to the protection of its Confidential Information and/or Trade Secrets, Employee should be aware that an individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that is made in confidence to a Federal, State, or local government official or to an attorney solely for the purpose of reporting or investigating a suspected violation of law. An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. An individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal; and does not disclose the trade secret, except pursuant to court order.

3.   Non-Compete Provisions. The following covenants are made by Employee in partial consideration for URI to enter into the Merger Agreement and to consummate the Merger contemplated thereby, the "single-trigger" treatment of Company's Equity Awards, and without limitation of the Company's employment of Employee on an at-will basis[, and the Company's agreement to Section 3.1,] as well as the entrustment of customer relationships/goodwill, and the provision of access to the Company's Trade Secrets and Confidential Information. Such covenants were material inducements to the Company in deciding to enter into the Merger Agreement and invest in Employee and giving Employee access to the Company's Trade Secrets, Confidential Information, customer relationships and goodwill.

(a)   During Employee's employment by the Company and for a period of 12 months following the termination of his or her employment for any reason whatsoever, whether or not for cause or by resignation, Employee will not, directly or indirectly (whether through affiliates, relatives or otherwise):

(i)   in any Restricted Area (as hereinafter defined), be employed or retained by any person or entity who or which then competes with the Company in the Restricted Area to any reasonable extent, or directly or indirectly own any interest in any such person or entity or render to it any consulting or other services or any advice, assistance or other accommodation. Employee shall be deemed to be employed or retained in the Restricted Area if Employee has an office in the Restricted Area or if Employee performs any duties or renders any advice in, or with respect to any competitive facility or business activities in, the Restricted Area. A "Restricted Area" means each of:

(A)   Australia, New Zealand, any state in the United States and any provinces in Canada in which the Company conducts any [equipment rental or other equipment-related activity, including portable storage, modular space and liquid containment solutions,] it being agreed that each state and province is one unitary market for purposes of the Company's business;

(B)   [the states of 1) Alabama, 2) Alaska, 3) Arizona, 4) Arkansas, 5) California, 6) Colorado, 7) Connecticut, 8) Delaware, 9) Florida, 10) Georgia, 11) Hawaii, 12) Idaho, 13) Illinois, 14) Indiana, 15) Iowa, 16) Kansas, 17) Kentucky, 18) Louisiana, 19) Maine, 20) Maryland (including the District of Columbia), 21) Massachusetts, 22) Michigan, 23) Minnesota, 24) Mississippi, 25) Missouri, 26) Montana, 27) Nebraska, 28) Nevada, 29) New Hampshire, 30) New Jersey, 31) New Mexico, 32) New York, 33) North Carolina, 34) North Dakota, 35) Ohio, 36) Oklahoma, 37) Oregon, 38) Pennsylvania, 39) Rhode Island, 40) South Carolina, 41) South Dakota, 42) Tennessee, 43) Texas, 44) Utah, 45) Vermont, 46) Virginia, 47) Washington, 48) West Virginia, 49) Wisconsin, and 50) Wyoming; and the Canadian Provinces of 1) New Brunswick, 2) Newfoundland and Labrador, 3) Nova Scotia, 4) Ontario, 5) Prince Edward Island, 6) Quebec, 7) Manitoba, 8) Saskatchewan, 9) Alberta, and 10) British Columbia;]

(C)   a 50 mile radius from any and all Company locations for which Employee performed services, or had management, sales or other responsibilities, at any time during the two year period preceding the termination of his or her employment;

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(D) the geographic area(s) in which or in relation to which Employee shall have performed any duties, or had management, financial, sales, corporate, or other responsibilities, for the Company during the two year period preceding the termination of his or her employment; and

(E) the geographic area(s) in which or about which Employee had involvement in the development, review, use, presentation, or implementation of Confidential Information during the two year period preceding the termination of his or her employment.

(ii) Be employed or retained anywhere in the United States, Australia, Canada or New Zealand by a Similar Entity (as hereinafter defined), or directly or indirectly own any interest in any Similar Entity or render to it any consulting or other services. A "Similar Entity" means each of:

(A) [each of the following: 1) 1-800-PACK-RAT, 2) Aggreko, 3) Ahern Rentals, 4) ATCO Structures & Logistics, 5) Ausco Modular (Algeco Scotsman), 6) Boxman Containers, 7) BOXX Modular, 8) CAT Rental, 9) Coates Hire, 10) ContainerCo, 11) CSL Containers, 12) Design Space, 13) Eagle Leasing, 14) H & E Equipment, 15) Haulaway Storage Containers, 16) Herc Rentals, 17) Home Depot (rental operations), 18) McGrath RentCorp, 19) Mobile Mini, 20) PODS, 21) Rain For Rent, 22) SCF Group (Simply Containers), 23) Satellite Shelters, 24) Sunstate Equipment, 25) Sunbelt Rentals, 26) Synergy Equipment, 27) Tradecorp Group, 28) Vanguard Modular, 29) WillScott, 30) any company that competes with the Company and is listed on the most recent "RER 100" list, and 31) any affiliate or dealer of any of the foregoing;]

(B) any entity which at any time during the term of Employee's employment was a candidate for acquisition by or merger with the Company (provided Employee was aware of the possibility of such acquisition or merger); and

(C) any entity which owns or owned any assets or facility which were acquired by the Company (provided Employee was involved in or otherwise related to such acquisition).

(b) During his or her employment by the Company and for a period of 24 months immediately following the termination of Employee's employment for any reason whatsoever, whether or not for cause or by resignation, Employee will not anywhere directly or indirectly (whether as an owner, partner, employee, consultant, broker, contractor or otherwise, and whether personally or through other persons):

(i) solicit or accept the business of, call upon, contact, or communicate with any person or entity, or affiliate of any such person or entity, who or which is or was a customer, business prospect or other person who had a business relationship with the Company resulting in and/or for the purpose of providing or obtaining any product or service reasonably deemed competitive with any product or service then offered by the Company; *provided*, however, that this limitation shall apply only with respect to persons or entities with whom Employee had a business relationship, with whom Employee communicated, with whom Employee transacted business, or about whom Employee had Confidential Information while employed by the Company;

(ii) approve, solicit or retain, or discuss the employment or retention (whether as an employee, consultant or otherwise) of any person who was an employee of the Company at any time during the one year period preceding the termination of Employee's employment by the Company. Nothing in this section restricts employees from engaging in protected activities with other employees concerning their wages, hours, and working conditions as set forth in Section 7 of the National Labor Relations Act;

(iii) solicit or encourage any person to leave the employ of the Company;

(iv) call upon or assist in the acquisition of any company which was, during the one-year period preceding the termination of Employee's employment by the Company, the target of possible acquisition by the Company (provided Employee was aware of the possible acquisition); or

(v) own any interest in or be employed by or provide any services to any person or entity which engages in any conduct which is prohibited to Employee under this Section 3(b) (this provision shall not prohibit Employee's ownership of less than 5% of the outstanding common stock of a publicly-traded company).

(c) Before taking any position with any person or entity during the 12 month period following the termination of his or her employment for any reason, with or without cause or by resignation, Employee will give prior written notice to the Company of the name of such person or entity, as well as the assigned location, duties and responsibilities related to the position under consideration by Employee. Employee understands and expressly agrees that the obligation to provide written notice under this Section 3(c) is a material term of this Agreement, and that the failure to provide such notice shall be a material breach of this Agreement, and shall constitute a presumption that any employment about which he or she failed to give notice violates Section 3(a) and/or would necessarily result in a violation of Section 3(b) of this Agreement. Irrespective of whether such notice is given, the Company shall be entitled to advise any person or entity of the provisions of this Agreement, and to correspond and otherwise deal with any person or entity to ensure that the provisions of this Agreement are enforced and duly discharged. Employee acknowledges that Employee has not signed a confidentiality, non-competition or non-solicitation agreement with any former employer that by its terms remains in effect.

(d) All time periods in Section 3 of this Agreement shall be computed by excluding from such computation any time during which Employee is in violation of any provision of this Agreement and any time during which there is pending in any court of competent jurisdiction any action (including any appeal from any final judgment) brought by any person, whether or not a party to this Agreement, in which action the Company seeks to enforce the agreements and/or covenants in this Agreement or in which any person contests the validity of such agreements and/or covenants or their enforceability or seeks to avoid their performance or enforcement.

(e) Employee understands that the provisions of this Agreement have been carefully designed to restrict his or her activities to the minimum extent that is consistent with law and the Company's legitimate interests. Employee has carefully considered these restrictions, and Employee confirms that they are reasonable in both duration and geographic scope and will not unduly restrict Employee's ability to obtain a livelihood. Employee has heretofore engaged in businesses other than the business in which Employee will be engaged on behalf of the Company. Employee acknowledges and agrees that Employee has had the opportunity to discuss this Agreement and all of its terms with Employee's attorney before signing this Agreement.

(f) Employee acknowledges that monetary damages will be inadequate and the Company will be irreparably damaged if the provisions of this Agreement are not specifically enforced. Employee agrees that, in the event of a breach or threatened breach of this Agreement, the Company shall be entitled, among other remedies (i) to an injunction temporarily, preliminarily, and/or permanently restraining any violation of this Agreement (without any bond or other security being required) by Employee and by any person or entity to whom Employee provides or proposes to provide any services in violation of this Agreement, (ii) to require Employee to hold in a constructive trust, account for and pay over to the Company all compensation and other benefits which Employee shall derive as a result of any action or omission which is a violation of any provision of this Agreement and (iii) to require Employee to account for and pay over to the Company any net profit earned by the Employee from the exercise and/or vesting, during the 12-month period prior to the termination of his or her employment, of any stock options and/or restricted stock issued to him/her by the Company.

(g) The terms and provisions of this Section 3 are intended to be separate and divisible provisions and if, for any reason, any one or more of them is held to be invalid or unenforceable, neither the validity nor the enforceability of any other provision of this Agreement will thereby be affected. The courts enforcing this Agreement shall be entitled to reform or modify the duration, scope or other provision of any restriction contained herein to the extent such restriction would otherwise be unenforceable, and such restriction as reformed/modified shall be enforced.

3.1 [Severance. Following the Closing, the severance provisions set forth in the Existing Employment Agreement will continue to apply; provided, however, that Employee agrees by acceptance of this Agreement that Employee's employment with the Company following Closing will not constitute "Good Reason" by nature of the Company [(a) hiring or employing a [*title*] senior to Employee unless Employee is promoted to a title or role senior to [*title*]; or (b)] assignment of duties and responsibilities that are materially beneath those of [*title*] with [49er].]

4. Inventions and Intellectual Property. Employee shall promptly disclose to the Company any and all conceptions and ideas for inventions, improvements and valuable discoveries, whether patentable or not, which are conceived or made by Employee, solely or jointly with another, during or after regular hours of employment, during the period of employment or within one year thereafter, and which are related to the business or activities of the Company or which Employee conceives as a result of his or her employment by the Company, and Employee hereby assigns and agrees to assign all Employee's interests therein to the Company or its nominee. Employee also agrees that all works created by him/her are considered work made for hire and prepared by Employee within the scope of his/her employment by the Company and Employee further agrees to assign, and hereby does assign automatically, all such future work to the Company. Whenever requested to do so by the Company, Employee shall execute any and all applications, assignments or other instruments that the Company shall deem necessary to apply for and obtain any patent or copyright in the United States or any foreign country or to otherwise protect the Company's interest therein. These obligations shall continue beyond the termination of employment with respect to inventions, improvements and valuable discoveries, whether patentable or not, conceived, made or acquired by Employee during the period of employment or within one year thereafter, and shall be binding upon Employee's assigns, executors, administrators and other legal representatives.

5. Jurisdiction, Arbitration & Attorneys' Fees.

(a) Consent to Personal Jurisdiction. Employee hereby agrees that the interpretation and enforcement of the provisions of this Agreement shall be resolved and determined exclusively by the state court sitting in Fairfield County, Connecticut or the federal courts in the District of Connecticut and Employee hereby consents that such courts be granted exclusive jurisdiction for such purpose. Employee hereby acknowledges that, in the performance of his or her duties, Employee will maintain significant contacts with the Company's corporate offices and/or infrastructure in Connecticut, including, without limitation, telephone and email contacts with corporate personnel, access to corporate databases and other data and intellectual property maintained in Connecticut, required attendance at certain training and/or strategic meetings, and payment of business related travel and entertainment expenses.

(b) Waiver of Jury Trial. Employee and the Company hereby waive a trial by jury in all legal disputes brought pursuant to this Agreement.

(c) Waiver of Service. Employee agrees to waive formal service of process under any applicable federal or state rules of procedure. Service of process shall be effective when given in the manner provided for notices hereunder.

(d) Arbitration of Certain Claims by Employee.

(i) Any and all claims by Employee relating to any matter arising during or after the employment of the Employee by Company or in connection with the cessation of said employment shall be resolved exclusively by arbitration conducted by one arbitrator in accordance with the Employment Arbitration Rules and Mediation Procedures established by the American Arbitration Association (AAA). The Company will provide a copy of these Rules to Employee on request. The decision of the arbitrator will be final and binding on both parties. (Note that this arbitration provision shall not apply to any claims by the Company against Employee or any matters within the scope of Section 5(a)).

(ii) The claims and disputes to be arbitrated under this Section 5(d) ("Arbitrable Claims") include, without limitation, disputes or claims arising under (A) federal, state, and local statutory or common law (examples include, but are not limited to, the Age Discrimination in Employment Act, Title VII of the Civil Rights Act, and the Americans with Disabilities Act), (B) the law of contract and (C) the law of tort.

(iii) Each Arbitrable Claim shall automatically expire unless Employee begins arbitration for the claim no later than the first anniversary of the day on which the Employee learned or reasonably should have learned that he or she may have such claim.

<table>
<tr><td>(iv)</td><td>No Arbitrable Claim may be initiated or maintained on a putative or certified class, collective or multi-party action basis either in a court or in Arbitration. Any Arbitrable Claim purporting to be brought as a putative or certified class, collective or multi-party action basis will be decided under these rules as an individual claim in Arbitration.</td></tr>
<tr><td>(v)</td><td>No language in this document is intended to limit in any way Employee's rights under the National Labor Relations Act ("NLRA"), and any claims under the NLRA are specifically excluded from the arbitration provisions described above.</td></tr>
</table>

(e) <u>Attorneys' Fees</u>. If Employee breaches any of the covenants set forth in this Agreement, or brings any action challenging this Agreement or its enforcement, Employee agrees to pay all costs (including reasonable attorneys' fees) incurred by the Company in establishing that breach and/or in otherwise defending or enforcing any of the covenants or provisions of this Agreement.

6. <u>Suits Against Company.</u>

(a) Both during and after the term of employment hereunder, Employee covenants that Employee will not bring suit or file counterclaims against the Company, for corporate misconduct (which for this purpose does not mean matters for which Employee has a personal claim against the Company in his or her capacity as an employee), unless both of (i) and (ii) shall have occurred, namely:

(i) Employee shall have first made written demand to the Company's Board of Directors to investigate and deal with such misconduct, and

(ii) The Board of Directors shall have failed within 45 days after the date of receipt of such demand to establish a Special Litigation Committee, consisting exclusively of outside directors, to investigate and deal with such misconduct.

(b) Without limiting the generality of and to further implement the foregoing, Employee irrevocably and unconditionally consents at the option of the Company to the entry of temporary restraining orders and temporary and permanent injunctions (without posting bond or other security) against the filing of any action or counterclaim that is prohibited hereunder.

(c) The opinion of the Board of Directors shall be binding and conclusive on the determination of which directors constitute "outside directors," and the determination of the Special Litigation Committee shall be binding and conclusive on all matters relating to the actual or alleged misconduct which is referred to it as aforesaid.

7. <u>Cooperation in Proceedings</u>. During and after the termination of Employee's employment, Employee will cooperate fully at reasonable times with the Company in all litigations, investigations, and/or regulatory proceedings on which the Company seeks Employee's assistance and as to which Employee has any knowledge or involvement. Without limiting the generality of the foregoing, Employee will testify at such litigations and other proceedings, and will cooperate with counsel to the Company in preparing materials and providing information regarding such matters. Except as required by law and/or related to an investigation by a government agency, Employee will not in any way cooperate or assist any person or entity in any matter which is adverse to the Company. Employee understands that nothing in this Agreement shall limit Employee's rights under applicable law to provide truthful information to any governmental entity or to file a charge with or participate in an investigation conducted by any governmental entity or from cooperating with any government investigation, making a truthful statement or complaint to law enforcement or a government agency, testifying under oath to law enforcement or a government agency, or from complying with a properly-served and lawfully-issued subpoena or similar order issued by a government agency or court of competent jurisdiction.

8. <u>Acknowledgment</u>. Employee acknowledges that the covenants contained in Sections 2, 3 and 4 of this Agreement are separate from, in addition to, and not in substitution for, the restrictive covenants to which Employee may be subject pursuant to his or her employment agreement, non-compete agreement, restrictive covenants agreement or other agreements with [49er] or any of its subsidiaries or affiliates. The post-employment restricted periods described above shall run simultaneously (and not be added on to) the post-termination restriction periods set forth in such employment or other agreements. Employee further acknowledges that nothing in this Agreement is intended to limit or curtail the covenants in such other agreements.

9. <u>Effectiveness</u>. This Agreement shall become effective as of, and shall be conditioned upon the occurrence of, the Closing. This Agreement will automatically become null and void in the event the Merger Agreement is terminated in accordance with its terms prior to the Closing.

10. <u>Miscellaneous</u>.

(a)   This Agreement is not a promise of employment. There are no oral representations, understandings or agreements with the Company or any of its officers, directors or employees covering the same subject matter as this Agreement. This written Agreement is the final, complete and exclusive statement and expression of the agreement between the Company and Employee and of all the terms of this Agreement, it cancels and supersedes all prior agreements with respect to the subject matter hereof, and it cannot be modified, varied, contradicted or supplemented by evidence of any prior, contemporaneous or subsequent oral agreement(s), or any prior written agreement(s). Notwithstanding the foregoing, in the case of any Restricted Stock Unit Agreement ("RSU Agreement") between Employee and the Company, Employee understands that any post-employment obligations contained in such RSU Agreement(s) are independent of and in addition to those contained in this Agreement. Employee also understands and agrees that Employee's role, responsibilities, and terms of employment may change over time, and that any such change will not affect the validity or enforceability of this Agreement. This written Agreement may not be later modified, varied, contradicted, or supplemented except by a further writing signed by the Company and Employee, and no term of this Agreement may be waived except by a writing signed by the party waiving the benefit of such terms.

(b)   No waiver by the parties hereto of any default or breach of any term, condition or covenant of this Agreement shall be deemed to be a waiver of any subsequent default or breach of the same or any other term, condition or covenant contained herein. This Agreement is intended, among other things, to supplement the applicable common and/or statutory laws and does not in any way abrogate any of the obligations or duties Employee otherwise owes to the Company.

(c)   This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective heirs, legal representatives, successors and permitted assigns. Employee may not assign either this Agreement or any of Employee's rights, interests or obligations hereunder. Employee hereby agrees and acknowledges that the Company may assign any or all of its rights and interest hereunder, including, but not limited to, Employee's agreements contained in Section 2 and Section 3 hereof, without the consent of Employee, to any person or entity that acquires any of the assets of the Company, or to any affiliate of the Company, or to any entity with which the Company merges or consolidates.

(d)   Whenever any notice is required hereunder, it shall be given in writing addressed as follows:

To the Company: 100 First Stamford Place – Suite 700
                            Stamford, CT 06902
                            Attn: Human Resources Department

To Employee: To the home address Employee last provided to
                            the Company's Human Resources department

Notice shall be deemed effective: (a) five business days after the document is deposited in the U.S. mail (provided it is sent via first class mail, certified, return receipt requested); (b) one business day after the document is delivered to a nationally recognized air courier for next day delivery; and/or (c) upon personal delivery. Either party may change the address for notice by notifying the other party of such change in accordance with this paragraph. Any failure by Employee to update his or her address shall not impact the validity of any Notice, provided it is given in the manner prescribed in this subsection.

(e)   This Agreement contains independently-enforceable obligations. If any section, provision or clause of this Agreement, or any portion thereof, is held void or unenforceable, the remainder of such section, provision or clause, and all other sections, provisions or clauses of this Agreement, shall remain in full force and effect as if the section, provision or clause determined to be void or unenforceable had not been contained herein. The paragraph headings herein are for reference purposes only and are not intended in any way to describe, interpret, define or limit the extent or intent of this Agreement or any part hereof.

(f)   All rights and remedies of either party expressly set forth herein are intended to be cumulative and not in limitation of any other right or remedy set forth herein or otherwise available to such party at law or in equity. Notwithstanding the foregoing, in no event shall the Company be liable to

Employee for consequential or punitive damages, except as specifically provided in this Agreement.

(g)   This Agreement shall in all respects be construed according to the laws of the State of Connecticut, without regard to its conflict of laws principles.

(h)   This Agreement may be executed digitally, electronically and/or by facsimile, and may be transmitted digitally, electronically, and/or by facsimile, in any number of counterparts, each of which upon execution and delivery shall be considered an original for all purposes; provided, however, all such counterparts shall, together, upon execution and delivery, constitute one and the same instrument.

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IN WITNESS WHEREOF, the Parties have executed and delivered or have caused this Agreement to be duly executed and delivered as of the date first written above.

UNITED RENTALS, INC.   **EMPLOYEE:**

BY: _____   _____

NAME: _____   [•]

TITLE: _____

UNITED RENTALS (NORTH AMERICA), INC.

BY: _____

NAME: _____

TITLE: _____